Ms. Jan Woo

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Data443 Risk Mitigation, Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed January 22, 2024

File No. 333-256785

Dear Ms. Woo:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Data443 RISK MITIGATION, INC. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-256785) initially filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2024, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The undersigned represents that no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests , in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Ali Panjwani of Pryor Cashman LLP at (212) 326-0820 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Jason Remillard
Jason Remillard
President and Chief Executive Officer